Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Zayo Group Holdings, Inc.:

We consent to the incorporation by reference in the registration statement (no. 333-199856) on Form S-8 of Zayo Group Holdings, Inc. of our report dated September 18, 2015, with respect to the consolidated balance sheets of Zayo Group Holdings, Inc. and subsidiaries as of June 30, 2015 and 2014, and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended June 30, 2015, which report appears in the June 30, 2015 annual report on Form 10-K of Zayo Group Holdings, Inc.

/s/ KPMG LLP

Denver, Colorado
September 18, 2015